Exhibit D-3


                                   BEFORE THE
                       ARKANSAS PUBLIC SERVICE COMMISSION


IN THE MATTER OF THE APPLICATION   )
OF ENTERGY ARKANSAS, INC. FOR      )         DOCKET NO. 00-     -U
APPROVAL TO TRANSFER               )                       -----
TRANSMISSION ASSETS                )

                            APPLICATION FOR APPROVAL
                         TO TRANSFER TRANSMISSION ASSETS
                         -------------------------------

     COMES NOW Entergy Arkansas, Inc. ("EAI" or the "Company") and for its Application for Approval to Transfer Transmission Assets, states as follows:

I.   THE PARTIES AND APPLICABLE LAW
     ------------------------------

     1. This Application is filed pursuant to Ark. Code Ann. ss. ss. 23-3-101, 23-3-102, 23-3-103 et seq., and 23-19-502(d) and Rules 5 and 6 of the Rules of
                   ------
Practice and Procedure ("RPP") of the Arkansas Public Service Commission ("APSC" or the "Commission").

     2. The Company is a corporation organized and operating under the laws of the State of Arkansas, and is a public utility as defined by Ark. Code Ann. ss. 23-1-101 et seq. The Company's principal office is located at the TCBY Building, 425 West Capitol Avenue, Little Rock, Arkansas 72201. A copy of the Company's Agreement of Consolidation of Merger (Articles of Incorporation) is on file with the APSC and is hereby incorporated by reference.

     3. The Company owns a complete electric system, more specific descriptions of which, including the costs thereof, are already on file with the Commission in various certification dockets and in annual reports filed by the Company with the Commission. The Company's books and records are kept in accordance with the Uniform System of Accounts, pursuant to the rules and regulations of the Commission and of the Federal Energy Regulatory Commission ("FERC"). All utility plant accounts are stated at original cost.

     4. The Company is engaged in the business of generating, transmitting, and distributing electrical power and energy in Arkansas. As of December 31, 1999, the Company provided electrical service at retail, subject to the jurisdiction of the Commission, to a total of approximately 640,000 customers.

     5. Section 103(g) of the Electric Consumer Choice Act of 1999 ("Act 1556") requires public utilities owning transmission facilities to transfer control of those facilities to a FERC-approved, independent transmission provider prior to retail open access. FERC Order No. 2000 established the criteria for the creation of such an entity and set December 15, 2001 as the date by which utilities should be operating under a functioning independent transmission provider. EAI's plan to comply with Act 1556 and FERC Order No. 2000, which is set out more fully below, will require certain approvals from the Commission. Those approvals are the subject of this Application.


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


     6.   EAI is, by this Application, requesting APSC approval to transfer its transmission facilities and related assets and liabilities to an independent transmission company ("Transco"). The Transco will be a limited liability company organized under Delaware law to engage in the business of providing non-discriminatory, open access transmission service, as required by the FERC, over FERC-regulated transmission facilities. The Transco will also be a public utility as defined by Ark. Code Ann. ss. 23-1-101 et seq. The Entergy
                                                  ------
Corporation Operating Companies ("Operating Companies"), including EAI, intend to contribute their transmission assets to the Transco in return for passive ownership interests in the Transco. The Transco Limited Liability Company Agreement, which will create the Transco, is attached hereto as EAI Application
                                                                ---------------
Exhibit A. The Transco plans to operate as part of the proposed new Southwest
---------
Power Pool ("SPP") Partnership Regional Transmission Organization ("RTO").

     7. EAI is also requesting APSC approval to transfer to Transco all Certificates of Convenience and Necessity ("CCN") and Certificates of Environmental Compatibility and Public Need ("CECPN") that the Commission has issued to EAI authorizing the Company to construct and operate the assets and facilities being conveyed to Transco. EAI is further requesting approval of certain intermediate steps and financing transactions that will be necessary to create the Transco.


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


     8. Ark. Code Ann. ss. 23-3-101 provides that the organization and reorganization of public utilities are subject to the jurisdiction of the Commission and shall be approved if "consistent with the public interest." The creation of the Transco appears to be a reorganization within the meaning of
Section 101. Ark. Code Ann. ss. 23-3-102 provides that the sale of any public utility plant constituting an operating unit or system is subject to the jurisdiction of the Commission and shall also be approved if "consistent with the public interest." Ark. Code Ann. ss. 23-19-502(d) expressly requires APSC approval for the transfer of control of transmission assets, to the extent such transactions are not subject to the exclusive jurisdiction of the FERC or another federal agency. The transfer of EAI's transmission assets is subject to APSC jurisdiction under these statutes. Ark. Code Ann. ss. 23-3-103 et seq.
                                                                    ------
provides that a public utility may not issue evidences of indebtedness that create liens on utility property within Arkansas without the approval of the APSC. The Transco proposes to issue secured debt that EAI believes will require APSC approval pursuant to Section 103 et seq.
                                              ------

     9. EAI does not believe the Intermediate Transmission Entity which is described in Section VI below, and which will be a vehicle for the transfer of assets, is a public utility under Arkansas law, in which case APSC approval is not required for the execution of the Assumption Agreement by which the Intermediate Transmission Entity will assume debt now held by EAI and associated with its transmission assets and facilities. However, in the event the Commission finds that the Intermediate Transmission Entity is a public utility,


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


EAI would request approval of the Assumption Agreement. A draft Assumption Agreement is being filed with this Application as EAI Exhibit SCM-3.
                                                  -----------------

     10. The Transco proposal contained herein will permit EAI to comply with the requirements of Act 1556 and FERC Order No. 2000, will have no material impact on existing rates and service, and is, therefore, consistent with the public interest.

II.  RELATED REGULATORY FILINGS
     --------------------------

     11. This Application is one of a series of filings EAI, either individually or in concert with the other Operating Companies, must make in order to transfer its transmission assets and facilities to the Transco. On October 16, 2000, Entergy Services, Inc. ("ESI") filed with the FERC, on behalf of EAI and the other Operating Companies, an application pursuant to FERC Order Nos. 2000 and 2000-A and Sections 203 and 205 of the Federal Power Act ("FPA") for a determination that the proposed SPP Partnership RTO satisfies the requirements of Order No. 2000. ESI also sought approval under Section 203 of the FPA for the transfer of the transmission assets of the Operating Companies to the Transco. The FERC will determine, inter alia, whether the proposed SPP
                                         ----- ----
Partnership RTO will satisfy the four minimum characteristics of FERC Order No. 2000: (a) independence; (2) adequate scope and configuration; (3) operational authority; and (4) short-term reliability. The FERC will also decide whether the SPP Partnership RTO will be able to provide the eight minimum functions required


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


of an RTO by FERC Order No. 2000: (1) sole administration of its own tariff; (2) congestion management; (3) resolution of parallel path flow issues; (4) provider of last resort ancillary services; (5) Open Access Same-Time Information System tariff administration of all transmission facilities under its control; (6) market monitoring; (7) planning and expansion; and (8) interregional coordination.

     12. As soon after this filing as possible, ESI will file with the FERC the Transco Rate Schedules that will be included as part of the SPP Partnership RTO's tariff. In addition, as part of the rate filing, ESI will seek to terminate FERC Service Schedule MSS-2, Transmission Equalization, of the Entergy System Agreement. Further, it is anticipated that the SPP will file with the FERC, during the first half of 2001, a single tariff for the SPP Partnership RTO that incorporates the details of a congestion management plan. Finally, ESI, on behalf of the Operating Companies, may make another filing with the FERC at or near the time of the SPP's filing to conform the Transco Rate Schedules to the SPP tariff and the congestion management requirements.

     13. In order to enable the Transco to be operational no later than December 15, 2001, as required by FERC Order No. 2000, ESI has asked the FERC to act on its application and the subsequent RTO-related filings by July 31, 2001. Moreover, to allow ESI to initiate the process of selecting the independent board of the Managing Member that would manage the Transco and which is


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


described below, ESI also requested that the FERC issue a ruling on the proposed board selection process by March 1, 2001. The approvals sought from the APSC in the present Application are contingent upon EAI securing the relief requested from the FERC in the proceedings described above.

III. THE TRANSCO PROPOSAL
     --------------------

     14. Under the SPP Partnership RTO proposal, an independent Transco owning or controlling the transmission assets of the Operating Companies and potentially other transmission owners will operate under the oversight, and within the umbrella, of the SPP Partnership RTO. The SPP is an Arkansas non-profit corporation with its principal place of business in Little Rock, Arkansas. SPP was formed in 1941 by a voluntary, intercompany agreement between eleven utilities. In 1968, the SPP became a regional Reliability Council, joining with several other such organizations to form the predecessor to the North American Electric Reliability Council. The member utilities of the SPP currently serve more than 4 million customers in a 288,000 square-mile area covering all or part of the states of Arkansas, Kansas, Louisiana, Mississippi, Missouri, New Mexico, Oklahoma, and Texas. Some of the SPP Partnership RTO's functions will be performed by the SPP and some will be performed by the Transco. As noted above, the Operating Companies, and perhaps other owners of transmission assets, will contribute their transmission assets to the Transco in return for passive ownership interests in the Transco.


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


     15. The allocation of functions between the Transco and the SPP is set forth in a Memorandum of Understanding ("MOU"), which is attached hereto as
EAI Application Exhibit B. The MOU describes the responsibilities of the SPP
-------------------------
Partnership RTO, which include (1) acting as regional security coordinator for the SPP and Transco system; (2) performing Available Transfer Capability ("ATC")/Total Transfer Capability ("TTC") calculations; (3) fostering input by market participants into the Transco's policies; (4) overseeing the regional transmission system expansion process; and (5) providing a forum for market monitoring and dispute resolution. The Transco will have control over the portions of its transmission tariff that affect the commercial terms and conditions of the Transco's facilities and other commercial responsibilities. EAI is, by this Application, requesting authorization to participate in the SSP Partnership RTO, through the Transco, in accordance with the MOU.

     16. The MOU, which was approved by the SPP board on July 20, 2000, describes the allocation of responsibilities between the Transco and the SPP Partnership RTO. The MOU provides the general principles that will govern the SPP Partnership RTO. The development of the SPP Partnership RTO is conditioned on the implementation of these principles. The details of the congestion management plan that will apply across the SPP Partnership RTO have not yet been developed. Entergy Corporation and SPP have reached agreement in principle on a "hybrid" congestion management approach that would use locational marginal pricing for the real-time balancing energy market and that would provide


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


tradable transmission rights for the forward markets. A working group is currently developing details to implement this approach. EAI expects the details of a congestion management approach to be completed in the near future.

     17. EAI will contribute transmission assets to the Transco and will be entitled to share in the Transco's profits or losses, but the Company will hold only a passive ownership interest. The business affairs of the Transco will be conducted by the Managing Member, a separate Delaware corporation. The Managing Member, in turn, will be governed by an independent, seven-member board of directors. The Managing Member board will be selected by a Board Selection Committee, composed of representatives of various market participants, from a pool of qualified candidates identified by a nationally recognized search firm. The Managing Member's Certificate of Incorporation, By-laws, and the Transco Implementation Plan by which the Managing Member's board will be selected, are attached hereto as EAI Application Exhibits C, D, and E, respectively.
                   -----------------------------      -

     18. The Managing Member board is structured to ensure the independence of the Transco from the Operating Companies, any other Entergy Corporation affiliate, any entity owning a passive interest in the Transco, or any other participant in the wholesale market. The Managing Member board will owe the Transco members a fiduciary duty to maximize the value of the Transco and the assets controlled by the Transco and to protect the integrity of the passive


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


owners' capital investments. However, the board is prohibited from considering the interests of the passive owners outside the Transco's business.

     19. EAI believes the transfer of the transmission facilities to the Transco is consistent with the public interest for several reasons. The proposal satisfies the requirement of FERC Order No. 2000 that EAI's transmission network be placed under independent management, and the requirement of Act 1556 that EAI submit control of its facilities to a FERC-approved entity prior to retail open access. EAI believes that the Transco, under the oversight of the SPP, will receive FERC approval as an independent RTO. The partnership structure allows for the creation of an RTO which will cover the entire state of Arkansas and which will be substantially larger than a Transco-only or SPP-only RTO. Moreover, the binary RTO structure compares favorably to an independent system operator and should permit the voluntary formation of an even larger RTO. EAI's proposal also eliminates vertical integration for transmission purposes and eliminates the distinction between bundled native load and customers taking unbundled interstate transmission service.

     20. The establishment of the Transco should facilitate the grid expansion that will be important in creating a robust wholesale power market for both energy service providers and wholesale and retail customers. The Transco will be a regulated, for-profit entity that will have an incentive to ensure


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


superior grid performance and high-quality service and that can be held accountable for its commercial actions and business decisions. The transfer of EAI's transmission assets to Transco will satisfy the requirements of both federal and Arkansas law and will have no material impact on retail rates or service in Arkansas.

IV.  FACILITIES AND ASSETS TO BE TRANSFERRED
     ---------------------------------------

     21. EAI is proposing to transfer to the Transco all transmission assets and facilities operating at or above 69 kV. These facilities include:

     a) transmission lines (including towers, poles, and conductors) and transmission substations, and related easements and land rights;

     b) transformers providing transformation within the bulk power transmission system;

     c)   transmission system control centers and operating facilities;

     d) transmission lines providing connections to generation sources and step-up (plant) substations;

     e) radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers;

     f) common facilities in substations that provide primarily a transmission function; and

     g) voltage control devices and power flow control devices directly connected to the transmission system.


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


     22. With respect to the split between transmission and distribution assets, the transmission assets transferred to the Transco include equipment and devices that operate at 69 kV and above and function as part of the integrated transmission system to deliver bulk power to transmission customers. Transmission lines, and the switching stations and substations that serve to interconnect only transmission lines, are considered transmission facilities. Similarly, distribution assets include equipment and devices that operate below 69 kV or function as part of the distribution delivery system. Distribution lines, and the switching stations and substations that serve to interconnect only distribution lines, are considered distribution facilities.

     23. EAI has a number of dual function substations that contain transmission elements (i.e., facilities operating at 69 kV and above) and distribution elements (i.e., facilities operating below 69 kV). For these dual function substations, the dividing line between transmission and distribution is at the high voltage side of the disconnect switch of the distribution transformer. For the common use assets (i.e., land, structures, and equipment used to support both transmission and distribution functions) located at dual function substations, these assets will be considered transmission facilities for substations that are connected to three or more transmission lines and distribution facilities for substations that are connected to one or two transmission lines.


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


     24. With respect to the split between generation and transmission assets, generator step-up transformers and generator leads are classified as generation assets. The dividing line between the generation assets and transmission assets is defined to be at the high-voltage bushing of the generator step-up transformer. All common use assets within a generation switchyard will be classified as transmission assets and assigned to the Transco because of their effect on the integrated transmission system.

     25. The transmission facilities to be transferred to the Transco are described in the Direct Testimonies and Exhibits of Company witnesses George Bartlett and J. David Wright. Mr. Bartlett describes the transmission assets that will be transferred, including the division between the transmission and distribution assets and the generation and transmission assets. Mr. Wright identifies the assets to be transferred and describes the accounting treatment for the transfer of assets and liabilities to the Transco. The forms of the instruments to be used to effectuate the transfer of the assets will describe the assets sufficiently to put third parties on notice of the transfer and to permit filing in the appropriate real estate recording offices.

V.   THE CCNS AND CECPNS
     -------------------

     26. The Commission has, over the years, issued numerous CCNs, pursuant to Ark. Code Ann. ss. 23-3-201, et seq., and numerous CECPNs, pursuant to Ark.
                                ------
Code Ann. ss. 23-18-501, et seq., authorizing EAI to construct and operate
                         ------


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


transmission lines and related facilities. EAI is asking the Commission, by this Application, to authorize the transfer to the Transco of all CCNs and CECPNs issued by the Commission to EAI for any of the physical transmission assets and facilities transferred to Transco, so as, inter alia, to eliminate a possible
                                          ----- ----
challenge to Transco's right to own and operate such facilities and to occupy the real property upon which they are located.

VI.  FINANCING THE TRANSCO
     ---------------------

     27. As noted above, EAI intends to transfer its transmission assets to the Transco in return for a passive ownership interest. Through a series of transactions, including the transfer of legal title, EAI will transfer its transmission assets to the Transco. These transactions are designed to allow EAI to minimize tax impacts associated with the asset transfers. EAI will initially transfer its transmission assets and facilities to an Intermediate Transmission Entity, which will be owned by EAI and the other Operating Companies. The Intermediate Transmission Entity will aggregate the transmission assets and facilities of all the Operating Companies for the ultimate transfer of legal title to the Transco.

     28. The Intermediate Transmission Entity will transfer the transmission assets and facilities of EAI and the other Operating Companies to the Transco through limited liability companies. The Operating Companies, including EAI, will own the limited liability companies and Entergy Corporation will own one percent of two of the limited liability companies, thereby owning a


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


one percent interest in Transco. The Operating Companies, including EAI, will hold an indirect, passive interest in the Transco through the limited liability companies. The purpose of these transactions is to minimize the tax impacts of the asset transfers.

     29. After EAI and the other Operating Companies transfer their assets to the Intermediate Transmission Entity and to Transco, and before any distributions are made from Transco to the Operating Companies, each Operating Company will form a transmission holding company subsidiary, ("HOLDCO"), and will transfer its ownership interest in the Intermediate Transmission Entity to its HOLDCO. The formation of HOLDCO by EAI and each of the Operating Companies and the transfer by each of them of their ownership interest in the Intermediate Transmission Entity is for the purpose of minimizing the tax impacts. The HOLDCO will have no effect on the operations or control of Transco.

     30. In order to further ensure the independence of the Transco, the existing mortgage and other long-term debt of EAI will not be assumed by the Transco. Instead, there will be interim internal debt assumption agreements between EAI and the Intermediate Transmission Entity. The Intermediate Transmission Entity will obtain independent financing, the proceeds of which will be used to repay of the assumed debt of EAI and the Operating Companies allocable to their transmission assets. The debt issued by the Intermediate Transmission Entity will become the responsibility of the Transco upon


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


completion of the transfer of transmission assets to the Transco. This process is explained in more detail in the Direct Testimony of Mr. McNeal. As noted above, EAI does not believe the Assumption Agreement requires APSC approval because it is not an evidence of indebtedness of a public utility, but if the Commission concludes otherwise, EAI requests approval of the agreement.

     31. In order to refinance the assumption debt, the Transco requests approval from the APSC to issue and sell from time to time, through December 31, 2005, either individually or collectively with the Intermediate Transmission Entity, secured long-term indebtedness having maturities up to 50 years in an aggregate amount not to exceed $1.2 billion. The Intermediate Transmission Entity requests similar authorization if it is determined to be a public utility. Neither the Intermediate Transmission Entity nor the Transco will be an Arkansas corporation and they are not proposing at present to engage in any other financing that would encumber utility assets in Arkansas. No other financing proposals associated with the transfer of EAI's transmission assets and facilities would require Commission approval.

VII. THE WITNESSES
     -------------

     32. EAI is submitting in support of its Application the Direct Testimonies and Exhibits of Messrs. Hugh T. McDonald, Frank F. Gallaher, Bartlett, Wright, and McNeal. The substance of each witness's testimony may be briefly summarized as follows:


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


          a) Mr. McDonald will outline the Company's proposal in more detail, introduce the other witnesses, and explain why the proposed transfer is consistent with public interest.

          b) Mr. Gallaher will discuss the process by which the Transco proposal was developed, summarize the relevant FERC filings and requirements, explain the structure of the SPP Partnership RTO, and describe EAI's proposed timeline for the implementation of its Transco proposal.

          c) Mr. Bartlett will describe the physical assets that must be separated and transferred and the transmission planning process under the SPP Partnership RTO.

          d) Mr. Wright will describe the assets to be transferred by property unit, the accounting adjustments for removal of transmission plant-in-service, transfer pricing methodology, and the income tax implications of the transfer.

          e) Mr. McNeal will discuss the financial issues related to the formation of the Transco, its initial capital structure, and the impact of the transfer of transmission assets and facilities on EAI's financial structure.


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


IX.  THE SERVICE LIST
     ----------------

     33. EAI requests that the following individuals be included on the service list in this proceeding:

               Steven K. Strickland, Director
               Regulatory Affairs - Arkansas
               Entergy Arkansas, Inc.
               P. O. Box 551
               Little Rock, Arkansas  72203
               Telephone:  (501) 377-4457

               Jeff Broadwater
               Senior Counsel
               Entergy Services, Inc.
               P. O. Box 551
               Little Rock, Arkansas  72203
               Telephone:  (501) 377-4372

     WHEREFORE, EAI prays that the Commission approve the transfer of EAI's jurisdictional transmission assets and facilities and all associated easements, land rights, CCNs and CECPNs to Transco; authorize EAI to participate in the SSP Partnership RTO, through the Transco, in accordance with the Memorandum of Understanding; authorize the creation of the new legal entities described herein, including the Intermediate Transmission Entity and an EAI Transmission Holding Company; authorize the Intermediate Transmission Entity if it is determined to be a public utility, and the Transco to issue and sell from time to time secured long-term indebtedness having maturities up to 50 years in an aggregate amount not to exceed $1.2 billion; all such approvals being contingent upon obtaining all necessary FERC approvals; and grant the Company all other necessary and proper relief.


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


                                        Respectively submitted,

                                        ENTERGY ARKANSAS, INC.


                                        By:
                                           ------------------------------------
                                           Steven K. Strickland, Director
                                           Regulatory Affairs - Arkansas
                                           Entergy Arkansas, Inc.
                                           P. O. Box 551
                                           Little Rock, Arkansas  72203
                                           Telephone:  (501) 377-4457


     DATED this 20th day of December, 2000.


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